Media release

Disclosure of shareholdings in accordance with stock market rules

Pfäffikon SZ, August 14, 2006 – According to an announcement by Victory Industriebeteiligung AG, Wächtergasse 1/3/1, 1010 Vienna, Austria, dated August 11, 2006 said institution held a total of 50.68 % of the voting rights in Unaxis Holding AG. The composition of the holding was as follows:

- 4 794 325 registered shares (33.90%)
- 53 960 000 call options (15.60 %)
- 16 700 short put options (1.18 %)

Shareholders in Victory Industriebeteiligung AG are as follows:

- 50 % RPR Privatstiftung, Herrengasse 2-4, 1010 Vienna, Austria
- 50 % Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

For additional information please contact:
Unaxis Holding AG
Corporate Communications
Burkhard Böndel
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis – a leading global high-tech corporation

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

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Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com